

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 13, 2007

Xu Jie
President and CEO of Wuhan General Group (China), Inc.
c/o Henry I. Rothman
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Re: **Wuhan General Group (China), Inc.**
Registration Statement on Form SB-2
Filed March 16, 2007
File No. 333-141372

Dear Mr. Xu:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities.

Prospectus Summary, page 1

2.   Please describe Universe Faith Group, Ltd. and its business purpose as a wholly owned subsidiary.

Our Corporate History, page 1

3.   Please disclose if Fame Good International Limited, Universe Faith Group Limited, Wuhan Blower, and Wuhan Generating were a related party prior to the recapitalization transaction in February 7, 2007.

Recent Events, page 2

4.   Please briefly describe the terms of the preferred stock and warrant securities issued in connection with the private placement. Also briefly describe the terms of the material agreements relating to the private placement, such as the securities escrow agreement.

5.   Please disclose the total dollar value of the common stock underlying the preferred stock you are registering for resale (using the number of underlying shares and the market price per share on the date of the sale of the preferred stock).

6.   Please confirm that the warrants were issued for no consideration. If they were, please provide the above information for the warrants.

7.   Please disclose the basis for the exercise prices of the warrants.

8.   Please provide us, with a view toward disclosure, disclosure of the total possible profit to be realized as a result of conversion discounts for the warrants. To make this calculation, please use the market price of the shares underlying the warrants on the date of issuance and the exercise price.

9.   Please supplementally provide us with a description of all prior transactions between Wuhan and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

10.   Please tell us whether any of the selling stockholders have an existing short position in your common stock.

Risk Factors, page 6

11.   Please add risk factors regarding your significant accounts receivables and high level of debt.

Our financial controls and procedures . . ., page 7

12.   Please revise to reflect that you are not listed on Nasdaq.

13.   If your financial controls and procedures are not effective, please state this succinctly and clearly disclose this in the heading.

14.   Please disclose the material weaknesses and explain in detail the steps you have taken or plan to take and procedures you implemented or plan to implement to correct the material weaknesses.

Cautionary Statement Regarding Forward-Looking Statements, page 22

15.   Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise the first sentence accordingly.

Use of Proceeds, page 22

16.   Please disclose the amount of proceeds you may receive upon exercise of the warrants and disclose your intended use of those proceeds.

Acquisition of UFG and Related Financing, page 24

17.   Please tell us how you accounted for the convertible preferred stock, including what consideration was given to accounting for the conversion features and whether any beneficial conversion features exist. Your explanation should refer to the accounting literature considered and relied upon to determine the appropriate accounting, including EITF 98-5, EITF 00-27, EITF 00-19, and SFAS 133.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

18.   You discussed the increase in administrative and general expenses of $256,012 by comparing expenses of $1.51 million for the eleven months ended November 30, 2006 to $1.25 for the same period in 2005. It appears that you omitted the million after the $1.25 amount. Please revise or advise.

Liquidity and Capital Resources, page 37

19.   Please disclose that you had negative operating cash flow and describe why.

20.   Discuss the reasons for your high accounts/other receivables and why they significantly increased during 2006. Also describe the note receivable.

21.   Please describe the contract/other payables reflected in the financial statements.

Management, page 43

22.   Please disclose Mr. Xu's affiliation with Fame Good International Limited.

Executive Compensation, page 45

23.   Please disclose how officers and directors will be compensated in 2007.

Certain Relationships and Related Transactions, page 46

24.   Please disclose the information required by Item 404 of Regulation S-B. For example, disclose the terms of the securities escrow agreement between Mr. Xu and the private placement shareholders. Also describe the advance to shareholder reflected in the financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 47

25.   Please recalculate the amounts in the table to include the shares held by 5% or greater shareholders without regard to the 9.9% cap on conversion of the preferred stock and warrants.

Selling Stockholders, page 49

26.   Please identify the natural person or persons who have voting or investment control over the securities owned by Blue Ridge Investments, L.L.C.

27.   Please tell us whether any of the entities listed in the selling stockholders table are broker-dealers or affiliates of a broker-dealer.

Financial Statements

General

28.   Please update the financial statements and related financial information throughout the filing in accordance with Rule 310(g) of Regulation S-B.

29.   Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and administration & general expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal

transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in other line items, such as selling expenses and administration & general expenses, as applicable.

Annual Financial Statements

Independent Auditor's Report, page F-3

30.   Please make arrangements with Samuel H. Wong & Co., LLP to revise their report to indicate that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

Consolidated Balance Sheets, page F-4

31.   Please disclose the nature of the advance to shareholder and the related terms of the advance. Refer to paragraph 2 of SFAS 57.

Consolidated Statements of Income, page F-5

32.   You classified interest expense as an operating expense. Please tell us why you believe that these expenses are operating expenses, or revise to exclude from your operating income as they appear to be financing related expenses.

Statements of Stockholders Equity, page F-6

33.   Please revise your historical financial statements to reflect the shares issued by United National Film Corporation "to acquire" Universe Faith Group Limited as outstanding for all periods presented in a manner similar to a stock split.

Consolidated Statements of Cash Flows, page F-7

34.   Your statements of cash flows do not appear to conform to the form specified in SFAS 95. Please refer to paragraphs 27 through 30 of SFAS 95 and Appendix C for guidance. Please revise as necessary.

Note 2. Summary of Significant Accounting Policies

(h) Intangible Assets, page F-11

35.   Your disclosures indicate that you are amortizing goodwill over 20 years. Please tell us how your accounting for goodwill complies with paragraph 18 of SFAS 142.

(q) Recent Accounting Pronouncements, page F-13

36.   Please confirm to us, if true, that the impact of adopting SAB 108 was not material. Otherwise, please disclose the impact of adopting this SAB. See Question 3 of SAB 108.

Note 7 – Property, Plant and Equipment, page F-15

37.   You made references to the use of a certified professional appraiser to obtain valuations for property, plant and equipment. Please disclose in the filing the name of the independent appraiser.

Note 8 – Intangible Assets, page F-16

38.   Please disclose the weighted average amortization period in total and by major intangible asset class. Please refer to paragraph 44 of SFAS 142.

Note 12 – Other Income, page F-18

39.   You classified sales of parts in the amounts of $136,293 in 2005 and $54,127 in 2004 as other income. Please tell us how you determined that it was appropriate to exclude sales of parts from your operating income given that these sales appear to be part of your continuing operations. Please also tell us where you have classified the cost of sales of these parts in your statement of income.

Interim Financial Statements

40.   Please address the comments above in your interim filings as well.

Notes to the Financial Statements

Note 5. Notes Receivable, page F-31

41.   You state that notes receivable was comprised of one major account carried over from
        2004, which appears to be the amount of $1,465,693 owed from Hubei Deelong Group
        Co. Ltd. Please tell us how you determined that this amount was collectible as of the
        most recent balance sheet date, including whether any amounts have been collected
        subsequent to September 30, 2006.

Note 12. Other Income, page F-35

42.   You classified export rebates from government as other non-operating income. Tell us
        more about these amounts and help us understand how you determined it was appropriate
        to include these amounts in other income. Your disclosures on page 35 indicate that this
        amount represents a tax rebate. In light of this, help us understand why it would not be
        reflected in your income tax line item on your statements of income.

Signatures, page II-7

43.   Please revise to indicate that the principal accounting officer or controller has also signed
        the registration statement pursuant to Instruction 1 to Signatures on Form SB-2.

Form 8-K Filed on February 13, 2007

44.   Please provide the pro forma financial statements required by Item 9.01(c) of the Form 8-
        K in an amendment to your Form 8-K related to the recapitalization transaction, or
        provide us with a comprehensive explanation as to how you determined they were not
        required.

45.   On February 7, 2007, you entered into a Share Exchange Agreement with Universe Faith
        Group Limited, a British Virgin Islands company and its sole stockholder, Fame Good
        International Limited, a British Virgin Islands company. Please tell us how you
        determined that you were not required to provide audited financials for Universe Faith
        Group Limited, which appears to be the parent company of Wuhan Blower and Wuhan
        Generating, for the year ended December 31, 2005 per Item 9.01(c) of the Form 8-K.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez at (202) 551-3752 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief